Branden T. Burningham
                               Attorney at Law
                         455 East 500 South, Suite 205
                           Salt Lake City, Utah 84111

ADMITTED IN UTAH AND CALIFORNIA                 TELEPHONE:  (801) 363-7411
                                                FACSIMILE:  (801) 355-7126


August 29, 2005


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549


Re: Post-effective Amendment No. 1 to Registration Statement on Form SB-2 of
    Gold Standard, Inc., a Utah corporation (the "Company")

    Commission File No. 333-115067


Ladies and Gentlemen:

     As counsel to the Company, I respectfully request that the above-referenced amendment be withdrawn, effective immediately. It was erroneously filed on August 18, 2005, using the Edgar tag SB2/A, when it should have been filed under the tag POSAM. We will immediately re-file the registration statement using the correct tag.

     Thank you very much.

                                                 Sincerely yours,

                                                 /s/ Branden T. Burningham

                                                 Branden T. Burningham